UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Steven C. Hillard
        c/o Hilmun Holdings
        P.O. Box 3966
        Champaign, IL 61826

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned



                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                 2. Trans-                                                           Owned at End     ship Form:     7.  Nature of
                   action                                                              of Month       Direct (D)       Indirect
  1.  Title of      Date                             4.  Securities Acquired (A)                        or In-        Beneficial
    Security      (Month /    3. Transaction Code        or Disposed of (D)         (Instr. 3 and     direct (I)       Ownership
   (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)              4)          (Instr. 4)      (Instr. 4)
   -----------   ----------   ------------------    ----------------------------    --------------    ----------      -------------

                               Code         V        Amount   (A)or(D)     Price

/TABLE




                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)



                                                                                                      9.
                                                                                                  Number of    10.
                                                5.                                                  Deri-    Ownership
               2.                           Number of                                              vative    Form of
            Conver-                        Derivative        6.                                  Securities  Deriva-
    1.      sion or      3.                Securities       Date             7.            8.     Benefi-     tive         11.
  Title     Exercise   Trans-       4.    Acquired (A)    Exercis-         Title         Price     cially   Security:    Nature
 of Deri-   Price of   action     Trans-   or Disposed    able and     and Amount of    of Deri-   Owned    Direct (D)  of Indirect
  vative    Deria-      Date      action     of (D)      Expiration      Underlying      vative   at End of   or In-     Beneficial
 Security     tive     (Month/     Code    (Instr. 3,   Date (Month/     Securities     Security   Month     direct (I)  Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)  4 and 5)     Day/Year)    (Instr. 3 and 4) (Instr. 5) (Instr. 4) (Instr. 4)  (Instr. 4)
----------  --------  --------- ----------------------  ------------  ---------------- ---------- ---------- ---------   ----------

                                Code    V    (A) (D)    Date  Expir-    Title  Amount or
                                                        Exer- ation            Number of
                                                        cis-  Date             Shares
                                                        able

Employee      $742.98  6/30/93 3 (1)                    (1)   6/30/03  Common    115                115         D
Stock Option                                                           Stock
(right to
buy) (1)

Employee    $1,274.91  1/1/95  3 (2)                    (2)   1/1/05   Common    20                  20         D
Stock Option                                                           Stock
(right to
buy) (2)

Director    $1,630.51  4/25/96 3 (3)                     (3)   4/25/06  Common    13                 13         D
Stock Option                                                            Stock
(right to
buy) (3)

Director    $1,960.56  2/25/98 3 (4)                     (4)   2/25/08  Common    100               100         D
Stock Option                                                            Stock
(right to
buy) (4)


     Explanation of Responses:

   (1) The employee stock option dated 6/30/93 vests in five equal annual installments which began on June 30, 1994. At the time of the grant of such option, the reporting person was an employee of the Company.





   (2) The employee stock option dated 1/1/95 vests in five equal annual installments which began on January 1, 1996. At the time of the grant of such option, the reporting person was an employee of the Company.

   (3) The director stock option dated 4/25/96 vests in five equal annual installments which began on April 25, 1997.

   (4) The director stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.





   SIGNATURE OF REPORTING PERSON:



   Steven C. Hillard




   DATE: February 12, 1999